EXHIBIT 8

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 4/3/26 to 4/8/26, the date of the event which required filing of this Schedule 13D/A. All trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
4/2/2026	Buy	15,908	10.54
4/6/2026	Buy	140,564	10.63
4/8/2026	Buy	22,744	11.41